UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VITAL ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806205

(CUSIP Number)

October 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 23 Pages)

CUSIP No. 516806205	13G	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Includes 357,500 shares of common stock (“Common Stock”) of Vital Energy, Inc. (the “Issuer”) currently being held in escrow (the “Escrow Account”) and are subject to forfeiture to satisfy potential indemnification claims arising under the Purchase and Sale Agreement by and between Maple Energy Holdings, LLC (“Maple”) and the Issuer, dated September 13, 2023 (as amended, the “PSA”), during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Maple Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone Maple Investor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone Credit Partners II – Direct, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone Credit Partners – Direct, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone Strategic Credit Partners A-2 AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON RCP II F2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON RCP F2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON RCP Strategic Credit Partners (A-2) GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON RCP II F1 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 12 of 23 Pages

1	NAME OF REPORTING PERSON RCP F1 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 13 of 23 Pages

1	NAME OF REPORTING PERSON RCP Strategic Credit Partners (A) GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 14 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone/Gower Mgmt Co Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 15 of 23 Pages

1	NAME OF REPORTING PERSON Riverstone Management Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 16 of 23 Pages

1	NAME OF REPORTING PERSON David M. Leuschen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 17 of 23 Pages

1	NAME OF REPORTING PERSON Pierre F. Lapeyre, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,370,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,370,497 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,370,497 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Includes 357,500 shares of Common Stock being held in the Escrow Account and are subject to forfeiture to satisfy potential indemnification claims arising under the PSA during the 12-month period following the closing of the PSA.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 28,671,878 shares of Common Stock as reported in the Issuer’s Form S-3 filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 516806205	13G	Page 18 of 23 Pages

Item 1(a).	NAME OF ISSUER:

Vital Energy, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

521 E. Second Street South, Suite 1000

Tulsa, OK 74120

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities, all of whom are together referred to herein as the “Reporting Persons”:

(i)	Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone Holdings”);

(ii)	Maple Energy Holdings, LLC, a Delaware limited liability company;

(iii)	Riverstone Maple Investor, LLC, a Delaware limited liability company (“Maple Investor”);

(iv)	Riverstone Credit Partners II – Direct, L.P., a Delaware limited partnership (“Riverstone Credit Partners II”);

(v)	Riverstone Credit Partners – Direct, L.P., a Delaware limited partnership (“Riverstone Credit Partners”);

(vi)	Riverstone Strategic Credit Partners A-2 AIV, L.P., a Delaware limited partnership (“Riverstone Strategic Credit Partners”);

(vii)	RCP II F2 GP, L.P., a Delaware limited partnership;

(viii)	RCP F2 GP, L.P., a Delaware limited partnership;

(ix)	RCP Strategic Credit Partners (A-2) GP, L.P., a Delaware limited partnership;

(x)	RCP II F1 GP, L.L.C., a Delaware limited liability company;

(xi)	RCP F1 GP, L.L.C., a Delaware limited liability company;

(xii)	RCP Strategic Credit Partners (A) GP, L.L.C., a Delaware limited liability company;

(xiii)	Riverstone/Gower Mgmt Co Holdings, L.P., a Delaware limited partnership;

(xiv)	Riverstone Management Group, L.L.C., a Delaware limited liability company (“Riverstone Management”);

(xv)	David M. Leuschen, a U.S. citizen; and

(xvi)	Pierre F. Lapeyre, Jr., a U.S. citizen.

Riverstone Credit Partners II is the record holder of 2,635,582 shares of Common Stock, Riverstone Credit Partners is the record holder of 344,751 shares of Common Stock, Riverstone Strategic Credit Partners is the record holder of 32,664 shares of Common Stock and Maple is the record holder of 357,500 shares of Common held in the Escrow Account. RCP II F1 GP, L.L.C. is the sole general partner of RCP II F2 GP, L.P., which is the sole general partner of Riverstone Credit Partners II. RCP F1 GP, L.L.C. is the sole general partner of RCP F2 GP, L.P., which is the sole general partner of Riverstone Credit Partners. RCP Strategic Credit Partners (A) GP, L.L.C. is the sole general partner of RCP Strategic Credit Partners (A-2) GP, L.P., which is the sole general partner of Riverstone Strategic Credit Partners. Maple Investor is managed by Riverstone Credit Partners II, Riverstone Credit Partners and Riverstone Strategic Credit Partners, and Maple Investor is the sole member of Maple. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management, which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P., which is the sole member of Riverstone Holdings, which is the sole member of RCP II F1 GP, L.L.C., RCP F1 GP, L.L.C. and RCP Strategic Credit Partners (A) GP, L.L.C. As a result of these relationships, each of these entities and individuals may be deemed to have or share beneficial ownership of the securities held of record by Maple, and each of these entities and individuals (other than Maple Investor and Maple) may be deemed to have or share beneficial ownership of the securities held of record by Riverstone Credit Partners II, Riverstone Credit Partners and Riverstone Strategic Credit Partners.

CUSIP No. 516806205	13G	Page 19 of 23 Pages

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of each of the Reporting Persons is:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

Item 2(c).	CITIZENSHIP:

Each of the Reporting Persons that is an entity is organized in Delaware. David M. Leuschen and Pierre F. Lapeyre, Jr. are each citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP NUMBER:

516806205

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 516806205	13G	Page 20 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023

Riverstone Holdings LLC

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

Maple Energy Holdings, LLC

/s/ Christopher Abbate
Name: Christopher Abbate

Riverstone Maple Investor, LLC

/s/ Christopher Abbate
Name: Christopher Abbate Title: Authorized Person

Riverstone Credit Partners II – Direct, L.P. By: RCP II F2 GP, L.P., its general partner By: RCP II F1 GP, L.L.C. its general partner By: Riverstone Holdings LLC, its sole member

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

Riverstone Credit Partners – Direct, L.P. IBy: RCP F2 GP, L.P., its general partner By: RCP F1 GP, L.L.C., its general partner By: Riverstone Holdings LLC, its sole member

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

CUSIP No. 516806205	13G	Page 21 of 23 Pages

Riverstone Strategic Credit Partners A-2 AIV, L.P. By: RCP Strategic Credit Partners (A-2) GP, L.P., its general partner By: RCP Strategic Credit Partners (A) GP, L.L.C., its general partner

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

RCP II F2 GP, L.P. By: RCP II F1 GP, L.L.C. its general partner By: Riverstone Holdings LLC, its sole member

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

RCP F2 GP, L.P. By: RCP F1 GP, L.L.C., its general partner By: Riverstone Holdings LLC, its sole member

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

RCP Strategic Credit Partners (A-2) GP, L.P. By: RCP Strategic Credit Partners (A) GP, L.L.C., its general partner

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

RCP II F1 GP, L.L.C. By: Riverstone Holdings LLC, its sole member

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

CUSIP No. 516806205	13G	Page 22 of 23 Pages

RCP F1 GP, L.L.C. By: Riverstone Holdings LLC, its sole member

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

RCP Strategic Credit Partners (A) GP, L.L.C.

/s/ Christopher Abbate
Name: Christopher Abbate
Title: Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.P. By: Riverstone Management Group, L.L.C., its general partner

/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

Riverstone Management Group, L.L.C.

/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

/s/ David M. Leuschen
David M. Leuschen

/s/ Pierre F. Lapeyre, Jr.
Pierre F. Lapeyre, Jr.

CUSIP No. 516806205	13G	Page 23 of 23 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement